EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Income - Basic
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended
	April 30, 2011	May 1, 2010
Basic:
Net income applicable to common shares	$747	$6,540

Shares:
Weighted average number of common and common equivalent shares outstanding	9,092,429	9,302,882
Less: Treasury stock - weighted average	(2,100,289)	(2,133,566)

Weighted average number of common and common equivalent shares outstanding	6,992,140	7,169,316

Net income per common and common equivalent shares	$0.11	$0.91